UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

COMMISSION FILE NUMBER: 001-33373

CAPITAL CLEAN ENERGY CARRIERS CORP.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Sale of Neo-Panamax 13,696 TEU container vessel M/V Buenaventura Express

On October 29, 2025, Capital Clean Energy Carriers Corp. (the “Company” or “CCEC”) signed a memorandum of agreement with a third party for the sale of the M/V Buenaventura Express (142,411 DWT / 13,696 TEU, hybrid scrubber-fitted, eco container vessel, built 2023, Hyundai Samho Industries Co. Ltd, South Korea). The vessel was delivered to its new owners on January 19, 2026, and we recognized a total book gain from the sale of $4.2 million. Cash proceeds were used to pay down outstanding debt of $84.4 million and for general corporate purposes. The divestment of this additional container vessel is consistent with the Company’s stated strategy to shift our strategic focus towards the transportation of various forms of gas to industrial customers, including liquefied natural gas (“LNG”) and emerging new commodities in connection with the energy transition. Since February 2024, CCEC has sold 14 container vessels generating gross proceeds of approximately $814.3 million. Following this sale, the Company retains only one 13,312 TEU container vessel in its fleet, which is on long-term time charter through 2033, with options to extend up to 2039.

Order for three latest specification liquefied natural gas carriers to be delivered in 2028 and 2029

On December 29, 2025, the Company announced it has ordered three latest technology LNG carriers (“LNG/Cs”) to be built at HD Hyundai Samho Co., Ltd in South Korea, scheduled for delivery in 2028 and 2029. Specifically, one vessel is scheduled for delivery in the third quarter of 2028 and two further deliveries are scheduled in the first quarter of 2029. The en-bloc ship building price of these vessels is $769.5 million.

With its latest order for three additional LNG/Cs, the Company has 12 LNG/Cs currently in the water and nine LNG/Cs on order (“Newbuild LNG/Cs”). In addition, CCEC has on order an additional nine gas carriers, including three handy liquid CO2 (“LCO2”)/multi-gas carriers and six dual-fuel medium gas carriers (the “Gas Fleet”), with deliveries starting in the second quarter of 2026.

Delivery of 22,000 cubic meter low-pressure liquid CO2 carrier LCO2 Active

On January 6, 2026, the Company announced the delivery of the world’s first 22,000 cubic meters (“cbm”) low-pressure LCO2 carrier, the LCO2 Active, from Hyundai Mipo Dockyard Co., Ltd. (“HMD”). The LCO2 Active is the first of four 22,000 cbm LCO2/multi gas carriers under CCEC’s investment program at HMD. The vessel is designed to transport LCO2, while remaining fully competitive in the conventional handy semi-refrigerated gas carrier market, as these ships feature multi-cargo capability and can carry LCO2, liquefied petroleum gas (“LPG”), ammonia and selected petrochemicals.

The LCO2 Active commenced a six-month time charter transporting LPG for an energy trading company, with an option to extend the charter for an additional six months.

The acquisition of the LCO2 Active was financed with $29.4 million of cash on hand and a 12-year export credit agency-backed loan of $48.9 million. The loan is repayable in 48 quarterly instalments of $0.6 million, with a balloon payment of $18.0 million payable with the final instalment in January 2033. The Company may borrow an additional amount of up to $7.5 million if the vessel secures longer term employment.

As a result of the Company’s contracting for the three additional LNG/Cs and the delivery of the LCO2 Active, the Company’s capital expenditure schedule (“CAPEX”) has been revised as follows:

Capex Schedule of CCEC in USD million, as of December 31, 2025:

	Q1 26	Q2 26	Q3 26	Q4 26	Q1 27	Q2 27	Q3 27	Q4 27	Q1 28	Q2 28	Q3 28	Q4 28	Q1 29	Total
Newbuild LNG/Cs	61.9	51.2	393.7	0.0	702.2	24.7	0.0	74.0	0.0	49.4	186.3	0.0	372.8	1,916.2
Gas Fleet	29.8	105.4	115.4	47.7	89.3	46.9	35.9	0.0	0.0	0.0	0.0	0.0	0.0	470.4

Total	91.7	156.6	509.1	47.7	791.5	71.6	35.9	74.0	0.0	49.4	186.3	0.0	372.8	2,386.6

The Company has paid as of December 31, 2025, $704.9 million in advances and deposits towards the acquisition of its under-construction fleet. The final instalment for the delivery of the LCO2 Active was paid in December 2025.

Quarterly Common Share Cash Dividend

On January 22, 2026, the Company’s board of directors declared a cash dividend of $0.15 per common share for the fourth quarter of 2025, which will be paid on February 12, 2026, to common shareholders of record on February 3, 2026. Attached as Exhibit I hereto is a copy of the press release of CCEC announcing the declaration of the quarterly dividend.

Forward-Looking Statements

The statements in this report on Form 6-K that are not historical facts, including, among other things, statements related to CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2024, filed on April 17, 2025. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-282610), Registration Statement on Form F-3 (File No. 333-286825) and Registration Statement on Form F-3 (File No. 333-287895).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2026	CAPITAL CLEAN ENERGY CARRIERS CORP.

	By:	/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Executive Officer